AMPLICON, INC. AND SUBSIDIARIES

 EXHIBIT 11 - COMPUTATION OF EARNINGS PER SHARE OF COMMON STOCK


                                                Years Ended June 30,
                                           1994             1993          1992
Net earnings                         $11,018,539      $9,793,014    $9,110,523

Weighted average number of common shares
  outstanding assuming no exercise of
  outstanding options                  5,848,594       5,830,561     5,813,291

Dilutive stock options using the treasury
  stock method                               (A)             (A)           (A)
     Total                             5,848,594       5,830,561     5,813,291



Net earnings per common share        $      1.89     $      1.68    $     1.57


(A) Dilution is less than 3% and deemed immaterial; therefore, stock options are not included for earnings per share calculation.
